SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            LEXINGTON RESOURCES, INC.
                                (Name of Issuer)

                       Common Stock -- par value $0.00025
                         (Title of Class of Securities)

                                    529561102
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 18, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

___________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


________________________________________________________________________________

CUSIP No.   529561102                                      Page 2  of 7    Pages
________________________________________________________________________________

1       NAME OF REPORTING PERSON:

        Longfellow Industries (B.C.) Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                    (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS

        Contractual Arrangement
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                           [ ]

________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Province of British Columbia, Canada
________________________________________________________________________________

                             7   SOLE VOTING POWER
         NUMBER OF               3,000,000 Shares of Common Stock
           SHARES           ____________________________________________________
        BENEFICIALLY         8   SHARED VOTING POWER
          OWNED BY               0
            EACH            ____________________________________________________
         REPORTING           9   SOLE DISPOSITIVE POWER
           PERSON                3,000,000 Shares of Common Stock
                            ____________________________________________________
                            10   SHARED DISPOSITIVE POWER
                                 0
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,000,000 Shares of Common Stock
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                          [ ]

________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        17.65%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        CORP
________________________________________________________________________________

(1) The sole shareholder of Longfellow Industries (B.C.) Ltd. is Irene V. Cox with an address of 612-618 West 45th Avenue, Vancouver, British Columbia, Canada V5Z 4R7. The directors of Longfellow Industries (B.C.) Ltd. are Irene V. Cox, Catherine S. Lambert and William A. Cox. The board of directors of Longfellow Industries (B.C.) Ltd. have the sole exclusive voting and disposition rights regarding shares of Common Stock.

     This Schedule 13D (the "Schedule") is filed by Longfellow Industries (B.C.) Ltd., a corporation organized under the laws of the province of British Columbia, Canada ("Longfellow") to report the acquisition of 3,000,000 shares of common stock of Lexington Resources, Inc. pursuant to a private sale.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.00025 par value, of Lexington Resources, Inc. ("LXRS"). LXRS maintains its principal executive offices at 7473 West Lake Mead Road, Las Vegas, Nevada 89128.

ITEM 2. IDENTITY AND BACKGROUND

     Longfellow Industries (B.C.) Ltd. is a corporation organized under the laws of the province of British Columbia, Canada, with general business operations of acquisitions and investments. The principal office of Longfellow is 612-618 West 45th Avenue, Vancouver, British Columbia, Canada V5Z 4R7.

     During the last five (5) years, neither Longfellow nor its directors/officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Longfellow purchased 3,000,000 shares of common stock of Lexington Resources, Inc. from Orient Explorations, Ltd., a corporation organized under the laws of Belize ("Orient") at par value pursuant to a private sale.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to a private transaction not involving a public sale, on February 18, 2005, Longfellow purchased 3,000,000 shares of restricted common stock of Lexington Resources, Inc. from Orient at a price of $0.00025 for an aggregate consideration of approximately $750.00. At the time of the transaction, Orient held of record 9,000,000 shares of restricted common stock of Lexington Resources, Inc., and was deemed an affiliate of Lexington Resources, Inc.

     Pursuant to the instructions for items (a) through (j) of Item 4, Longfellow has plans as follows:

     (a) As set forth in Item 3 of this Schedule, Longfellow has acquired 3,000,000 shares of restricted common stock of LXRS. As set forth in
          Item 2 of this Schedule, the board of directors of Longfellow has the sole power to vote such shares of restricted common stock of LXRS. Longfellow may consider the acquisition of additional securities of LXRS, the issuer, but has no present plans or proposals to do so.

     (b) Longfellow does not have present plans or proposals to cause a merger or effect a liquidation or reorganization of LXRS or to enter into extraordinary corporate transactions.

     (c) Longfellow does not have present plans or proposals to cause a sale or transfer of a material amount of assets of LXRS.

     (d) Longfellow does not have present plans to exercise the voting rights associated with ownership of shares of common stock of LXRS.

     (e) Longfellow does not have present plans or proposals to cause a material change in the capitalization of LXRS.

     (f) Longfellow does not have present plans or proposals to make any other material change to the business or corporate structure of LXRS.

     (g) Longfellow does not have present plans or proposals to change LXRS' charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of LXRS by any person.

     (h) Longfellow does not have present plans or proposals to cause LXRS' common stock from not being quoted on the OTC Bulletin Board.

     (i) Longfellow does not have present plans or proposal relating to a class of securities of LXRS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Longfellow does not have present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of February 18, 2005, Longfellow beneficially owned 3,000,000 shares of Lexington Resources, Inc. The sole shareholder of Longfellow is Irene V. Cox with an address of 612-618 West 45th Avenue, Vancouver, British Columbia, Canada V5Z 4R7. The directors of Longfellow are: (i) Irene V. Cox with an address of 612-618 West 45th Avenue, Vancouver, British Columbia, Canada V5Z 4R7; (ii) Catherine S. Lambert with an address of 3245 W. 12th Avenue, Vancouver, British Columbia, Canada V6K 2R8; and (iii) William A. Cox with an address of 2370 Begbie Terrace, Port Coquitlam, British Columbia, Canada V3C 5K7. The board of directors of Longellow have the sole exclusive voting and disposition rights regarding shares of common stock of Lexington Resources, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         LONGFELLOW INDUSTRIES (B.C.) LTD.



Date: February 18, 2005                  By: ____________________
                                             Irene V. Cox




Date: February 18, 2005                      ____________________
                                             Irene V. Cox


Date: February 18, 2005                      ____________________
                                             Catherine S. Lambert


Date: February 18, 2005                      ____________________
                                             William A. Cox